John F. Ashburn, Jr., Esq. Executive Vice President and General Counsel	Molycorp, Inc. 5619 DTC Parkway, St. 1000 Greenwood Village, CO 80111 Tel 303.843.8040 Fax 303.843.8082 John.Ashburn@molycorp.com
June 18, 2010
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	H. Roger Schwall John Lucas

Re:	Molycorp, Inc. Pre-effective Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-166129)

Ladies and Gentlemen:
          The following sets forth the responses of Molycorp, Inc. (the “Company”) to the comment letter dated June 14, 2010, of the staff of the Division of Corporation Finance (the “Staff”) provided in respect of the Company’s Pre-effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-166129) (the “Registration Statement”) filed on May 25, 2010. For your convenience, the Company has included the Staff’s comments in the body of this letter and has provided the Company’s responses thereto immediately following each comment. This letter is being filed with Pre-effective Amendment No. 2 to the Registration Statement (the “Second Amendment”). All page number references in the Company’s responses herein are to page numbers in the form of prospectus filed as part of the Second Amendment.
General
1.	Comment: To the extent that you have relied on such reports in connection with the disclosure in your filing, please provide us with copies of the industry reports prepared for you by Roskill Consulting Group Limited and the Industrial Mines Company of Australia Pty Ltd.

Response: The Company will provide the following information and reports under separate cover:

Securities and Exchange Commission
June 18, 2010

•	Industrial Minerals Company of Australia Pty Ltd, “Future Rare Earths Prices Forecast for Molycorp Minerals, LLC” (May 19, 2010);

•	Industrial Minerals Company of Australia Pty Ltd, “An Overview of the Rare Earths Market” (March 2010);

•	Industrial Minerals Company of Australia Pty Ltd, “Wind Turbines: Their Potential Impact on the Future Demand for ‘Magnetic Rare Earths’” (July 17, 2009); and

•	Roskill Consulting Group Limited, “Molycorp LLC: A forecast of supply demand and prices for selected rare earths” (September 4, 2009) and email updates thereto, dated May 24, 2010.
2.	Comment: We note your response to comment 4 from our letter dated May 13, 2010. Please also ensure that you revise the Code of Ethics, Corporate Governance Guidelines, and related sections beginning on page 85 to include updated disclosure once you have adopted the relevant governance documents.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 87.
Our Business, page 1
Mine-to-Oxides, page 1

3.	Comment: We note your revised disclosure regarding the 98% recovery rate that you are currently achieving in your solvent extraction units. Please explain the meaning of the term “commercial scale” in this context.

Response: When used to describe the current recovery rate for the Company’s solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate. For example, the pilot solvent extraction units in the Company’s engineering lab were successfully operated at flow rates of approximately 10 gallons per day. The new plant at full production will operate at a flow rate of approximately 45,000 gallons per day to achieve the Company’s planned production rate of 19,090 tons per year. Therefore, a scale-up factor of 4,500 would have been required to transition production rates in the engineering lab to full production in the new plant. Such a scale-up is too risky for a large capital investment. However, by modifying idled equipment in the old plant, the Company was able to successfully scale up and operate solvent extraction at a flow rate of approximately 7,000 gallons per day. As a result, a modest scale-up factor of approximately six times the current production is required to transition to the Company’s planned production rate of 19,090 tons per year. Therefore, the statistics regarding the recovery rates are based on data verified at “commercial scale.”

Securities and Exchange Commission
June 18, 2010

Risk Factors, page 14

4.	Comment: We note your disclosure at page 47 regarding the lanthanum market, your two customers for lanthanum, and your expectation that lanthanum and didymium oxide will make up a significant percentage of your total sales until you complete the modernization and expansion of the Mountain Pass facility. Please add related risk factor disclosure.

Response: The Company has added related risk factor disclosure in response to the Staff’s comment. See page 16.

5.	Comment: We note your revised disclosure at page 49 regarding your liquidity. Please add related risk factor disclosure.

Response: The Company has added related risk factor disclosure in response to the Staff’s comment. See page 15.

“Because of the dangers involved in the mining of minerals . . .,” page 21

6.	Comment: We note your response to comment 19 from our letter dated May 13, 2010. Please identify the specific risks related to your extraction and processing operations that you are not certain your insurance will cover, and otherwise clarify the limitations on coverage.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 22.

“Our operations may affect the environment . . .,” page 22

7.	Comment: We note your response to prior comment 20 regarding environmental issues relating to the mine and its operations. With a view towards disclosure, please advise us regarding your potential liability with respect to the discharge of contaminated wastewater from the Mountain Pass mine to former evaporation ponds, including, without limitation, any obligation to contribute to expenses for remedial measures. Please advise us regarding the source of any such obligations, including environmental laws and relevant contracts. For example, we note your disclosure at page 67 that you did not acquire the ponds or the wastewater pipeline that ran from the Mountain Pass Facility to the Ivanpah lake bed, but we also note your disclosure at page 22 that the Mountain Pass facility is currently subject to an order by the Lahontan Regional Water Quality Control Board. In addition, please clarify in your filing why the Mountain Pass facility is subject to such order, and provide all material information regarding the environmental issues that relate to the remediation activities that you are undertaking.

Securities and Exchange Commission
June 18, 2010

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 23, 67 and 69.

The Company did not acquire the former evaporation ponds, which are known as the New Ivanpah Evaporation Pond and the Old Ivanpah Evaporation Pond (collectively “the Ivanpah Ponds”), or the 14-mile long wastewater pipeline that connected the Ivanpah Ponds with the Mountain Pass facility and leaked. The Ivanpah Ponds and, except for a small portion (approximately 1.5 miles), the pipeline are physically located outside the bounds of the Company’s real property. The Ivanpah Ponds, the wastewater pipeline and the associated environmental remediation obligations were retained by Chevron Mining Inc. when it sold the Mountain Pass facility to the Company, which sale was effective September 30, 2008 (the “Sale”). The environmental remediation obligations for the Ivanpah Ponds and the wastewater pipeline included the obligations under the Lahontan Regional Water Quality Board Cleanup and Abatement Orders (numbers 6-98-20 and 6-98-21), which were issued specifically with respect to the Ivanpah Ponds and wastewater pipeline and to which the Company is not a party. Chevron Mining Inc. is obligated to indemnify the Company against any environmental remediation costs incurred as a result of the discharge from the wastewater pipeline pursuant to the agreement relating to the Sale. The Company has no obligation to contribute to expenses for remedial measures associated with the discharge of contaminated wastewater from the Mountain Pass facility to the Ivanpah Ponds. Because the Company does not own the Ivanpah ponds, pipeline or pipeline right-of-ways associated with the wastewater discharge described herein, it has engineered process changes at the Mountain Pass facility to eliminate the use of, and the Company has no plans to use, the Ivanpah Ponds or the wastewater pipeline.

The Company is subject to the requirements of a separate Cleanup and Abatement Order, number 6-98-19 (the “CAO”), issued by the Lahontan Regional Water Quality Control Board that applies to the Mountain Pass facility. The CAO describes groundwater impacts subsequently determined to be arising primarily from two unlined tailings basin impoundments at Mountain Pass that were constructed in the 1960s and are no longer in use. These impoundments have been reclaimed by the prior owners of the Mountain Pass facility. The primary remaining concern with respect to these former tailings impoundments involves total dissolved solids in groundwater at concentrations above local background levels. The CAO requires an investigation into the nature and extent of the groundwater contamination as well as a series of steps leading to a final remedy for the identified contamination. Both the Company and the prior owners of the Mountain Pass facility have completed extensive investigations into the nature and extent of the groundwater contamination and have installed and operated a groundwater remediation and treatment system at the Mountain Pass facility. The Company is still in the process of delineating the extent of groundwater contamination in and around the Mountain Pass facility, but the Company believes that it is nearing the completion of this process. The Company is awaiting final approval from the U.S. Bureau of Land Management of what is expected to be the final phase of confirmatory drilling. After the necessary approvals have been obtained, the Company is obligated to provide the participating regulatory agencies a definitive proposal for the final groundwater remedy for the site. The Company believes

Securities and Exchange Commission
June 18, 2010

that the final groundwater remedy will be a continuation of the existing pump and treat system, with two additional recovery wells likely being required. The cost of installation and operation of these two additional recovery wells, if required, is not expected to result in a material increase in its ongoing remediation costs. In the meantime, the Company is continuing the existing groundwater remediation program. The costs of the continuation of the existing groundwater remediation program are discussed below in the response to comment 9.
Use of Proceeds, page 29
8.	Comment: We note your response to comment 20 from our letter dated May 13, 2010. Please provide relevant updates to your risk factor at page 26 under the heading “Our board of directors and management will have broad discretion . . . .” In addition, please ensure that when you finalize your financing plan and provide updated disclosure under “Use of Proceeds,” your revised disclosure reflects our prior comment 20.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 27 and 30.
Environmental, page 41
9.	Comment: We note your response to prior comment 28. Please disclose how long you anticipate these ongoing remediation activities will last, and whether you anticipate any material increases or decreases in the amounts you will be required to spend on an annual basis to comply with these obligations.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 42.

The expected costs of the Company’s ongoing remediation activities associated with groundwater remediation for 2010 and 2011 are approximately $600,000 and $400,000, respectively, and included in the $3 million per year budgeted for ongoing operating environmental expenditures, which is referenced under the heading “Business—Environmental, Health and Safety Matters” on page 76. This annual $3 million amount includes staff salaries along with the fees, monitoring and reporting associated with all of the permits and other regulatory obligations with which the Company must comply. Groundwater remediation cost includes groundwater monitoring, groundwater pumping, water treatment and periodic reporting to regulatory agencies.

The Company has recognized these ongoing remediation costs in its ARO calculation, which is described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reclamation” on page 44. The Company expects these groundwater remediation costs to continue without material change throughout the mine’s operating period (which, per the current mine permit, extends until 2034) and closure period, after which the facility will be formally closed and reclaimed. The post-closure groundwater monitoring program is expected to cost approximately $75,000 per year and is anticipated to extend for 10 years after the mine closure.

Securities and Exchange Commission
June 18, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates
Inventory, page 44
10.	Comment: We note the additional disclosure you have provided in response to prior comment 30 and the analysis you have provided in response to prior comment 46 with regard to your accounting policy for your stockpiled concentrate inventory. Please address the following additional comments with regard to your policy:
•	Your response to prior comment 46 states that the processing cost per pound of Bastnasite will decrease from the current cost of $5.37 per pound to $1.72 per pound after the completion of the modernization of the facilities at Mountain Pass. Please clarify how you estimate that you will achieve this reduction in processing costs.

•	We note that the estimated processing costs of the Bastnasite of $1.72 per pound have not changed since your original estimate when you acquired the Mountain Pass facility. Please explain your processes for evaluating and updating your estimate of the processing costs of Bastnasite.

•	Explain how you evaluate your concentrate stockpile inventory to determine whether you have excess levels of inventory. Explain the assumptions that you used when determining that your stockpiled concentrates will be fully utilized in the production of your products. Clarify when you anticipate that the stockpiled concentrates will be fully utilized based on your current business plan.

•	Please expand your critical accounting policies and estimates disclosure to describe in greater detail how you evaluate concentrate stockpile inventory to ensure it is properly valued at the lower of cost or market. Disclose how you determine the estimate realizable value of the concentrate stockpiles, including the nature and amount of processing costs that are necessary to convert the stockpile concentrate into saleable products. Ensure your disclosure addresses how the significant reduction in the estimated processing costs impacts the value of the stockpile

Securities and Exchange Commission
June 18, 2010

inventory. In addition, disclose when you anticipate that the stockpiled concentrates will be fully utilized based on your current business plan.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 45.

The Company’s expected decrease in processing costs per pound for bastnasite concentrate is directly attributable to operating and cost efficiencies expected to be realized through production in its modernized facilities as compared to its current facilities. The use of new and proprietary technologies will allow the Company to improve its process recoveries and substantially reduce its water consumption. The Company will also reduce its energy costs through the use of a natural gas powered co-generation power plant that will be installed as part of the Company’s modernization project. Additionally, the Company intends to produce its own hydrochloric acid and sodium hydroxide and recycle its acid and base, thereby reducing its cost of reagents. The Company’s estimated future processing cost of $1.72 per pound as of the date of the acquisition from Chevron Mining Inc. was based on internal and external engineering estimates reflecting these enhanced technologies and expanded facilities. Since there have been no major changes to the project, the Company’s estimated future processing cost of $1.72 per pound remains unchanged; however, this estimate will be reevaluated each period to reflect updated engineering estimates or other changes in circumstances.

The Company respectfully advises the Staff that the processing cost per pound of $5.37 for bastnasite as of September 30, 2008, which was set forth in the table provided in the Company’s response to prior comment 46, should have been $4.70 as stated in the first paragraph of such response. That typographical error had no effect on the $(0.33) margin per pound or the zero value attributed to the 14.5 million pounds of bastnasite concentrate to be processed through the Company’s current facilities.

The Company’s business plan is based on the long-term production and sale of REOs, initially from the Company’s current stockpiled concentrates and from the Company’s bastnasite mineral reserves once mining operations resume. Based on current and estimated future market demand for REOs and expected production rates in accordance with the Company’s business plan, the Company believes its production requirements will fully utilize its current stockpiled concentrates by March 31, 2013.

11.	Comment: We have reviewed your analysis provided in response to prior comment 47. Please explain whether the cost and/or market price information provided in your response includes the additional estimated processing costs that are necessary to convert the Dydimium Oxide work in progress into finished goods.

Response: The Company’s lower of cost or market analysis considered the additional processing costs to convert didymium oxide work in process to finished goods inventory, and those additional costs are reflected in the cost per pound values included in the Company’s response to prior comment 47. Specifically, the current market prices presented in the Company’s response to prior comment 47 were reduced by the additional

Securities and Exchange Commission
June 18, 2010

processing costs expected to be incurred, with the net amount compared to the carrying value of the Company’s didymium oxide, with lower of cost or market adjustments recorded as applicable. As noted in footnote (A) in the Company’s response to prior comment 47, the cost per pound presented in the Company’s response reflects the inventory value after any applicable lower of cost or market write-down.

12.	Comment: Your response to prior comment 46 states that sales of Dydimium oxide are expected to commence during the second half of 2010. Please clarify when you anticipate the work in progress recorded as of December 31, 2009 will be converted to finished goods and sold.

Response: As of May 15, 2010, approximately 59% of the Company’s didymium oxide work in process as of December 31, 2009 had been converted to finished goods, and the Company expects to complete processing of the remaining work in process inventory over the next several months. The Company expects to sell all or most of its didymium oxide inventory over the next 12 months.

13.	Comment: You disclosure states that finished goods inventories that exceed a two year supply generally require write-downs to net realizable value. Please clarify how you determined that a two year supply level is the appropriate benchmark to evaluate excess inventory levels for your rare earth metals.

Response: In evaluating its finished goods inventories, the Company considered its actual sales experience as well as current and estimated demand for its products and determined that inventories exceeding a two year supply are generally not fully recoverable and should be written down to estimated net realizable value.

Off-Balance Sheet Arrangements, page 50

14.	Comment: We note your revised disclosure with regard to your agreement to compensate your initial investors for providing collateral relating to your bonding obligations. Your disclosure states, in part, that after completion of the offering, you intend to terminate this agreement with these members. Please further revise your disclosure to clarify how you plan to replace the cash collateral that is currently provided by your members.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 15, 30 and 50.

Securities and Exchange Commission
June 18, 2010

The Mountain Pass Facility, page 65

15.	Comment: We note your responses to comments 34 and 35 from our letter dated May 13, 2010. We also note your revised disclosure at page 66 that chemical processing was suspended in 1998 “primarily due to issues with a wastewater pipeline that transported waste salt water to evaporation ponds on the Ivanpah dry lake bed.” Please describe the “issues” to which you refer. For example, we note the article entitled “Clean Energy’s Dirty Little Secret,” which is available on your website at http://www.molycorp.com/041609cleanenergy.asp. This article states, “In 1998, chemical processing at the mine was stopped after a series of wastewater leaks. Hundreds of thousands of gallons of water carrying radioactive waste spilled into and around Ivanpah Dry Lake.”

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 67.

The “issues” that are the subject of the reference cited by the Staff are the leaks from the 14-mile long wastewater pipeline that connected the mine site to the Ivanpah Ponds (discussed in the Company’s response to comment 7 above) and the concern at the time was the impact of those leaks, primarily the presence of radioactive pipe scale that escaped as a result of the leaks. In March 1998, rare earth separation operations were suspended at Mountain Pass partly as a result of a series of releases from that pipeline. The wastewater released from the pipeline contained elevated concentrations of sodium chloride, along with minor concentrations of dissolved rare earths and radionuclides. In addition, a scale that had formed on the inside of the wastewater pipeline containing elevated concentrations of rare earths and radium was released along with the wastewater. The releases were identified and cleaned up with extensive agency oversight in a project that lasted through 2001. Following the completion of the wastewater release cleanup actions, the prior owners of the Mountain Pass facility proposed a plan to the participating regulatory agencies to remove the wastewater pipeline and remediate any impacted soils in the vicinity of the wastewater pipeline. As described in the Company’s response to comment 7 above, ownership of this pipeline as well as the obligation to remove this pipeline and remediate impacted soils was retained by Chevron Mining Inc. following the Sale. Since that time, the Company understands that Chevron Mining Inc. has completed the permitting necessary for the wastewater pipeline removal project. The Company believes that the removal effort commenced in October 2009, and at present, five of the 14 miles of wastewater pipeline have been removed by Chevron Mining Inc. It is the Company’s understanding that Chevron Mining Inc. intends to remove the remainder of this pipeline and remediate the impacted soils during 2010.

Securities and Exchange Commission
June 18, 2010

Executive Compensation, page 91
Director Compensation, page 94
16.	Comment: We note your reference to non-employee directors that are “currently nominated” by your stockholders. Such disclosure suggests that such individuals do not presently serve on your board of directors. However, it appears from their biographies under “Directors” that each such individual has served on your board of directors since September 2008. Please clarify whether such individuals presently serve on your board.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 97.
Principal and Selling Stockholders, page 98
17.	Comment: Please revise to disclose the natural person(s) with voting or investment control over the shares beneficially owned by the shelling shareholders that are not natural persons.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 103 and 104.
(5) Acquisition of Mountain Pass Facility, page F-13
18.	Comment: We note your response to prior comment number 50, which addresses the manner in which you valued the mineral properties acquired in connection with the Mountain Pass Facility acquisition. Please address the following additional questions with respect to your response:
•	Your response indicates that you did not adjust revenues for future anticipated fluctuations in market prices. Please clarify how you considered the guidance in FASB ASC Topic 930-805-30-2 which requires an entity to include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants.

•	Explain whether your fair value model incorporated adjustments for anticipated fluctuations in estimated future development and production costs.

•	Your response indicates that you discounted the estimated cash flows attributable to the mineral properties by 35%. Explain how you determined that it was appropriate to discount the cash flows by 35%. Please explain why any uncertainty in estimating the future market prices for REOs and the resulting revenues was not incorporated into the excess cash flow model by adjusting for probability.
Response: Following the modernization of the Company’s Mountain Pass facility, the Company expects to produce a wide range of products from the 17 rare earth elements

Securities and Exchange Commission
June 18, 2010

contained in its proven and probable mineral reserves. The ASC Topic 930-805-30-2 guidance referenced above suggests that anticipated fluctuations in the future market price of minerals generally should be considered when determining the fair value of mining assets in a purchase price allocation. However, the Company concluded that anticipating such market price fluctuations was not appropriate for the following reasons:
•	Unlike more prevalent commodities such as gold, silver and copper, there is a less liquid market for rare earth oxides (“REOs”) on which to base future revenues from the products the Company expects to produce from the Mountain Pass facility.

•	Prior to the Company’s acquisition of the Mountain Pass facility on September 30, 2008, full operations had been curtailed for approximately ten years. Accordingly, there was not adequate recent historical sales experience for the products the Company plans to sell on which to base its estimates of future revenues.

•	As discussed in the Amendment under “Risk Factors — We may be adversely affected by fluctuations in demand for, and prices of, rare earth products,” market prices for REOs are subject to variations, as demonstrated by the related market price movements from the date of the Mountain Pass acquisition through the date of this response letter.
Rather than constructing several highly subjective pricing scenarios for the various REOs for each year in the projection period, and then applying further subjectivity via a probability weighting, the Company concluded that it was more appropriate to utilize a constant revenue amount each year in the projection period and then factor in uncertainty for the various risks it faces using the discount rate described below. A similar approach was taken with respect to future development and production costs.

In arriving at its assumed discount rate, the Company considered a variety of risks which are outlined in the registration statement including, among other things, the need to raise over $500 million to finance the Mountain Pass facility modernization program, to complete the related construction projects on time and on budget, to attract and retain an adequate workforce, to successfully operate the modernized facilities to enable recovery of the REOs at expected quantities and finally, to sell the related products at adequate prices. After considering these and other factors, the Company concluded that a discount rate of 35% appropriately accounted for the various uncertainties which are inherent in the Mountain Pass mineral properties.
Exhibit Index
19.	Comment: Please file all material contracts. For example, and without limitation, please file any agreements that relate to funding commitments from your existing stockholders or collateral provided by the members of Molycorp Minerals, LLC. See Item 60l(b)(10) of Regulation S-K.

Securities and Exchange Commission
June 18, 2010

Response: The Company has filed all material contracts in response to the Staff’s comment. See page II-3 and the Exhibit Index. The Company respectfully advises the Staff that the Company is not a party to the letters of credit and/or cash collateral arrangements provided by the members of Molycorp Minerals, LLC in 2009. As a result, there are no agreements to which the Company or its subsidiaries is a party to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K that relate to the collateral provided by the former members of Molycorp Minerals, LLC.

20.	Comment: We note that several of your recently filed exhibits appear to omit certain schedules and exhibits. For example and without limitation, we note that you have omitted Exhibit A of the Contribution Agreement, Schedule 1 of the Stockholders Agreement, and Schedule 1 of the Registration Rights Agreement. Please refile these exhibits in full or file a request for confidential treatment covering the omitted portions as soon as possible. Please note that it will take additional time to process any confidential treatment request, and our review of this filing will not be complete until a decision is made on the application for confidential treatment.

Response: The Company has refiled the Contribution Agreement, the Stockholders Agreement and the Registration Rights Agreement, including the complete schedules and exhibits thereto. See Exhibits 10.4, 10.5 and 10.6 to the Second Amendment.

Engineering Comments

Rare Earth Reserves and Non-Reserve Deposits, page 69

21.	Comment: We note your response to comment 58 and your disclosure concerning your proven and probable reserve, your REO percentage grade, and the recoverable pounds. Please modify your proven and probable reserve statements to also include your ore tonnage associated with your ore grade. In addition, please clarify that what is termed as “recoverable” pounds REO are actually the “contained” pounds in the ore. While the contained pounds are all potentially recoverable, not all REO pounds are recovered due to many different reasons, such as oxidation state, as indicated by your 63% metallurgical recovery.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 72 and 74.

The Company deleted the reference to “recoverable” REO on page 72 and the Company supplementally advises the Staff that the amounts set forth under the heading “Contained REO (Millions of Pounds)” on pages 72 and 74 are actually the “contained” pounds in the ore.

Securities and Exchange Commission
June 18, 2010

          Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning the Second Amendment. Thank you for your attention to this matter.

Sincerely,
/s/ John F. Ashburn, Jr.
John F. Ashburn, Jr., Esq.
Executive Vice President and General Counsel

cc:
Mark A. Smith
Christopher M. Kelly, Esq.
Michael J. Solecki, Esq.
Michael Kaplan, Esq.
Suying Li
Chris White
Ken Schuler
Laura Nicholson